

Presentation on Forward Air Corporation

To prevent further value destruction, Ancora urges shareholders to vote "**AGAINST**" **Board Chair George S. Mayes, Jr.**, **Director Javier Polit** and **Director Laurie A. Tucker** at the 2025 Annual Meeting

May 2025

Disclaimer

Hypothetical Disclosure

Unlike the results shown in an actual performance record, these results do not represent actual trading. Because these trades have not actually been executed, these results may have under- or over-compensated for the impact, if any, of certain market factors, such as lack of liquidity. Simulated or hypothetical trading programs, in general, are also subject to the fact that they are designed with the benefit of hindsight. No representation is being made that any account will or is likely to achieve profits or losses similar to these being shown. The performance results provided may represent the hypothetical back-test of the criteria and allocation mix of various strategies and do not reflect actual trading or represent the actual performance achieved by any client. The actual performance achieved by a client with this portfolio construction may be affected by a variety of factors, including the initial balance of the account, the timing of additions and withdrawals from the account, modifications to the portfolio construction to meet the specific investment needs or preferences of the client and the duration and timing of the investment, among other factors. Hypothetical back-tested performance also differs from actual performance because it is achieved through the retroactive application of screening designed with the benefit of hindsight. As a result, the screening process theoretically can continue to be changed until desired or better performance results are achieved. In addition, performance results for clients that invest with this portfolio construction will vary from the back-tested screening performance due to, for example, investment cash flows, frequency and precision of rebalancing and tax-management strategies. The results do not represent the impact that material economic and market factors might have on an investment adviser's decision-making process. Back-tested hypothetical returns are dependent on the market and economic conditions that existed during the period. Future market or economic conditions can adversely affect the returns.

The Presentation is not, and does not otherwise contain, any offer or solicitation to purchase, including in any investment vehicle managed by Ancora. The mention of specific securities, the securities of foreign exchanges and investment strategies in this Presentation should NOT be considered an offer to sell or a solicitation of an offer to purchase any specific securities or securities listed on a particular foreign exchange. The Presentation should not be construed as legal or tax advice. An offer or solicitation may only be made pursuant to the applicable Fund's subscription documents and only to investors who meet certain qualifications. The information presented herein should not be considered advice or a recommendation to purchase or sell any security (whether on the terms shown herein or otherwise), Please consult an Ancora investment professional on how the purchase or sale of specific securities can be implemented to meet your particular investment objectives, goals and risk tolerances.

Investment return and principal value will fluctuate so that an investment when redeemed or sold may be worth more or less than the original cost. Statistics, tables, graphs and other information included in this document have been compiled from various sources and are believed to be reliable. Ancora believes the facts and information to be accurate and credible but makes no guarantee to the complete accuracy of this information, including opinions, projections or statements on economic, market or similar forward-looking views. These views or statements may reflect various assumptions concerning anticipated results that are inherently subject to significant economic, competitive and other risks, uncertainties and contingencies. Thus, actual results may vary materially from estimates and targeted or projected results contained herein. An investment is deemed to be speculative in nature. Therefore, recipients are cautioned not to place undue reliance on such statements.

This Presentation is for informational purposes only. No part of this Presentation may be reproduced in any manner without the written permission of Ancora. Each person who has received or viewed this Presentation is deemed to have agreed: (i) not to reproduce or distribute this Presentation, in whole or part; (ii) not to disclose any information contained in this document except to the extent that such information was (a) previously known by such person through a source (other than the Fund, its partners or advisors) not bound by any obligation to keep confidential such information, (b) in the public domain through no fault of the person, or (c) later lawfully obtained by such person from sources (other than the Fund, its partners or advisors) not bound by any obligation to keep such information confidential; and (iii) to be responsible for any disclosure of this document by such person or any of its employees, agents or representatives. All trademarks, logos and company, product and service names are property of their respective owners. Any logos or company, product and service names used herein are for identification purposes only. Use of these names or logos does not imply endorsement.

Ancora Holdings Group LLC is the parent company of four registered investment advisers with the United States Securities and Exchange Commission; Ancora Advisors, LLC, Ancora Alternatives, LLC, Ancora Private Wealth Advisors, LLC and Ancora Retirement Plan Advisors, LLC. In addition, it owns two insurance agencies: Ancora Insurance Solutions LLC and Inverness Securities LLC. Inverness Securities is a FINRA & SIPC member broker dealer. A more detailed description of the firm, its products and services, management team and practices are contained in the firm brochures, Form ADV Part 2A and other disclosures upon request. Qualified prospective investors may obtain these documents by contacting the company at: 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124, Phone: 216-825-4000, or by visiting https://www.ancoraalts.com.

Ancora's View

*Three problematic directors – **<u>Chair George S. Mayes, Jr.</u>**, **<u>Javier Polit</u>** and **<u>Laurie A. Tucker</u>** – have presided over enormous value destruction since Forward Air's shares reached their all-time high in January 2022.*

*Forward Air's director resignation policy, which requires directors to tender their resignations if they receive less than 50.1% support, empowers shareholders to **<u>hold Mr. Mayes, Mr. Polit and Ms. Tucker accountable</u>** at the 2025 Annual Meeting.*

*We will vote **<u>AGAINST these three directors</u>**, who supported the disastrous acquisition of Omni in August 2023, leading to an approximately 80% decline in equity value and the accumulation of extremely burdensome debt.*

These three directors have demonstrated dismal judgment when it comes to transactions and now appear to be ignoring the will of shareholders by botching an overdue strategic review and rubberstamping self-serving actions to try to buy themselves another year.

About Ancora Alternatives: We Have a Long History of Acting to Preserve Value

- Ancora Alternatives LLC is the alternative asset management division of Ancora Holdings Group, LLC, which is a diversified investment and wealth management platform overseeing more than $10.0 billion in client assets.[1]

- Based in Cleveland, Ohio and led by James Chadwick, Ancora Alternatives manages assets for a diversified group of institutional investors and qualified individual clients.

- Since its activist strategy launched in 2014, the Alternatives team has established a track record of using private and, when necessary, public engagement with portfolio companies to catalyze corporate governance improvements and long-term value creation.

- Ancora first invested in Forward Air in mid-2020 and worked constructively with leadership to meaningfully improve the Company's operational and financial performance from 2020 to 2022 following years of acquisitions, margin degradation and lagging total shareholder returns.

- On behalf of Ancora's clients, the destruction of value at Forward Air since 2023 by Chair George S. Mayes, Jr., Director Javier Polit and Director Laurie A. Tucker requires Ancora to attempt to remove the problematic directors.

- At a minimum, Ancora believes it is critical to send an indisputable message of our dissatisfaction to Forward Air's Board of Directors (the "Board").

[1] As of March 31, 2025.

Ancora Has a History of Creating Value for Forward Air Shareholders

Ancora has a multi-year history with the Company and was a top five shareholder of Forward Air from mid-2020 through late 2022. Over the duration of our investment, Ancora helped Forward Air achieve significant value creation milestones.



12/31/19: $69.95

12/28/20: Ancora constructively engages with management regarding our value creation thesis (margin improvement, freight mix optimization, non-core asset sales and refocused capital allocation). Ancora files 13D.

2/9/21: The Wall Street Journal reports that Ancora nominated four directors.

THE WALL STREET JOURNAL.
Activist Investor Ancora to Launch Proxy Fight at Forward Air

3/15/21: Ancora and FWRD settle, resulting in the addition of directors Scott Niswonger (former FWRD Founder & Chair) and Richard Roberts, plus three mutually agreed upon directors. Also includes a consulting agreement with Andy Clarke (former FWRD CFO).

Spring/Summer of 2021: FWRD orchestrates a complete LTL network cleanse that culls all unprofitable, low-margin and hard-to-handle shipments from the network and replaces this freight with heavier-weight, palletized shipments that generate higher revenue and are more profitable and easier to handle.

10/18/21: FWRD's 3Q21 earnings announcement marks an operational and financial improvement inflection point. Share price rises from $80 to $120.

12/30/22: $104.89

Source: FactSet.

Synopsis: Why We Are Voting <u>AGAINST</u> Three Legacy Forward Air Directors

In our view, <u>Chair George S. Mayes, Jr.</u>, <u>Director Javier Polit</u> and <u>Director Laurie A. Tucker</u> cannot be trusted to oversee the Company's current strategic review based on their history of inaction, failed oversight and extremely problematic decisions related to transactions.

Each of the targeted directors was on the Board in August 2023 when it decided to pursue the Omni Logistics LLC ("Omni") acquisition and bears responsibility for the disastrous deal, which was criticized by shareholders and independent onlookers because it burdened the Company with substantial debt, presented operational and integration challenges, and strained customer relations.

Mr. Mayes, Mr. Polit and Ms. Tucker have overseen years of massive value destruction, with negative total returns and significant underperformance versus benchmark indexes during these Board members' respective tenures.

We have serious reservations about the ability of the targeted directors to oversee the Company's strategic review in light of their shared history of poor decisions on transactions. At this critical juncture, we believe **shareholders will be better off if they remove the targeted directors**, whose shareholder-unfriendly history demonstrates that they cannot be trusted to make decisions in investors' best interest — particularly decisions around fair value and the best risk-adjusted outcome.

Since reactively announcing a strategic alternatives process five months ago to avoid another proxy contest, the Board appears to have made **little progress** toward achieving a sale. Our diligence indicates that **non-disclosure agreements have only recently been distributed to interested parties** — a necessary first step — despite the fact that Forward Air has had multiple private equity firms in its shareholder base over the last year.

> *Ancora will vote "AGAINST" <u>Chair George S. Mayes, Jr.,</u> <u>Director Javier Polit</u> and <u>Director Laurie A. Tucker</u> at the 2025 Annual Meeting to send a message that the status quo is unacceptable in light of the significant value that has been destroyed and the time-sensitive opportunity currently in front of Forward Air.*

The Targeted Directors Are Responsible for the Disastrous Omni Acquisition

The acquisition of Omni was an abject failure on multiple levels and the incumbent Board members willfully (or ignorantly) approved one of the most value-destructive transactions in recent memory. Notably, Forward Air Founder and Ancora-appointed director Scott Niswonger resigned from the Board the day of the Omni announcement.

Governance Issues

Deal Structured to Bypass a Pre-Closing Shareholder Vote

❌ Forward Air financed the $3.2 billion acquisition with a mix of 54% stock and 46% debt.

❌ To circumvent the vote that is required when an acquirer issues more than 20% of its stock, the Board agreed to issue 16.5% of Forward Air stock as consideration at closing plus an additional 21.2% of Forward Air stock via a preferred security that became convertible into shares one year after closing.

❌ Following an Ancora-led lawsuit, the Board considered terminating the acquisition but ultimately traded its termination right for approximately $180 million off the acquisition price.[1]

Clear Entrenchment Devices Embedded in Merger Agreement

❌ The acquisition resulted in the addition of four Omni-designated directors to the combined Company's Board and cemented an approximately 38% voting block that is **contractually required** to vote in favor of directors nominated by the Board.

Financial Issues

Stressed Forward Air's Balance Sheet

❌ The Company issued $1.85 billion of debt to finance the Omni acquisition.

❌ At closing, this resulted in net leverage of 4.0x pro forma EBITDA estimates.

❌ On average, from FY 2008 to 2022, the Company's net cash position was positive. Today, Forward Air's net leverage position is 5.3x and the Company has had to seek significant covenant relief under the terms of the acquisition debt.

Forward Air Paid an Exorbitant Multiple for Omni

❌ Forward Air's unaffected one-year forward EBITDA multiple was 12.3x; it paid 18x forward EBITDA and ~30x trailing EBITDA for Omni.

❌ Today, Forward Air trades at 8.6x EBITDA.[2]

Source: Forward Air filings. [1] Revised deal terms resulted in dilution of 35.5%. [2] NTM EBITDA multiple as of May 16, 2025.

The Targeted Directors Are Responsible for the Disastrous Omni Acquisition (Cont.)

The table below illustrates the magnitude of the value destruction:



Pro Forma EBITDA Expectations at Announcement vs. Actual EBITDA Results

	Forward Air	Omni Logistics	Pro Forma Combined Company	Underperformance	Actual Combined Company[1]
Revenue ($M)	$1,820	$1,643	$3,463	($917)	$2,546
Enterprise Value ($M)	$3,200	$3,200	$6,400	($3,708)	$2,692
EV / EBITDA Multiple	12.1x	18.0x	N/A		8.6x

(58%) EV Decline

Source: Forward Air filings. [1] NTM EBITDA multiple and enterprise value as of May 16, 2025. Revenue figure as of 1Q25.

The Targeted Directors Are Responsible for the Disastrous Omni Acquisition (Cont.)

Under the supervision of the targeted directors, Forward Air has substantially missed its projections following the Omni deal.



What Forward Air Projected	What Forward Air Delivered*
• >$600M of EBITDA in 2025	x $310M of EBITDA – half of what the Company projected at the time of the deal announcement
• <2.0x net leverage in 2025	x 5.5x net leverage in 2025
• Accretive to cash EPS	x Negative EPS



"Worst Deal of 2023"

GH Gordon Haskett Research Advisors

"On the eve of this deal being announced, FWRD closed at $110. Eight days later, it was bottoming out at $60. ***Blame for that 45% retracement is mostly owed to this adjacent purchase and the fact that FWRD's shareholders weren't given an opportunity to vote it down.*** *[…] Four months later, FWRD's stock is still stuck in the mid-$60s and investors are now waiting to see whether FWRD's attempt to wiggle its way out of the merger agreement will succeed. The odds of that happening are slim and* ***in the event that FWRD is forced to complete this combination, we can't imagine CEO Tom Schmitt has any future at the company since he is now persona non grata with both his shareholders, and the Omni folks."***

Following the one-year anniversary of the Omni acquisition closing, Forward Air missed every financial target by a material amount. Over this period, the market value of the Company's equity declined by more than $2 billion.

Source: Forward Air filings. Gordon Haskett Research Advisors note dated December 15, 2023. *Financial results for the year following the Omni acquisition closing. Omni acquisition closed on December 20, 2023. 4Q24 results released February 26, 2025.

The Board Ignored Key Concerns About the Transaction

Stephens
August 16, 2023

> *This transaction is troubling from a governance perspective, brings significant additional risks around the balance sheet, integration and channel conflict, and highlights the challenges in FWRD's core business model.*

> *In some ways the way the transaction itself is structured seems to be done in a way to keep shareholders from preventing the transaction.*

ISS▷
September 22, 2023

> *[The approximately 40% share price] decline puts significant execution pressure on the company just to recoup such losses, never mind demonstrating that the deal was a risk worth taking in the first place. But it is the questionable governance of the transaction that stands to place FWRD squarely in the sights of activists.*

> *[U]nlike companies that flipped from a merger to a tender, and were eventually taken private, FWRD will join the ranks of acquirers that remain public with a substantial overhang on shares and under a cloud of poor governance.*

ClearBridge
A Franklin Templeton Company

Aug 21, 2023 8:30 AM Eastern Daylight Time

ClearBridge Investments Sends Letter Urging Board of Directors of Forward Air Corporation to Reconsider Announced Intention to Acquire Omni Logistics



August 17, 2023

> *[W]e believe the rejection of FWRD shares in recent days is more about the board's tactics of exhausting the company's considerable dry powder to bet its future on an asset-light diversification and customer acquisition play, while not offering existing shareholders a voice or vote on the matter before the deal closes.*

Note: Stephens research note dated August 16, 2023. Institutional Shareholder Services report dated September 22, 2023. Permission to quote ISS was neither sought nor obtained. ClearBridge Investments press release dated August 21, 2023. Susquehanna research note dated August 17, 2023.

The Targeted Directors Have Overseen Massive Value Destruction

Shortly after a step back in Ancora's ownership and involvement, Forward Air's Board and management pursued the value-destructive Omni acquisition, which we believe directly contributed to the negative total shareholder returns and underperformance relative to benchmarks.

Forward Air Has Woefully Underperformed All Relevant Benchmark Indexes Over All Relevant Periods



150.0%
100.0%
50.0%
0.0%
-50.0%
-100.0%
1-Year
Since Omni Announcement
3-Year
5-Year
Forward Air
S&P 500 Index
Russell 2000 Index
S&P 500 Air Freight & Logistics Index

Source: FactSet. Total returns as of May 6, 2025, the day before Ancora announced its intent to vote against the legacy directors.

Under the Board's Stewardship, Forward Air Has Delivered Worsening Results

Legacy expedited LTL operational and financial results have continued to worsen with balance sheet concerns intensifying, as evidenced by two amendments to the Company's credit agreements for the debt issued in conjunction with the Omni acquisition.

- These amendments provided temporary relief from the first lien net leverage ratio of 4.5x beginning with 2Q24 results, which otherwise would have been breached under the original terms.

- Shareholders were notified of the third amendment to the original credit agreement on the same day that the Company announced a strategic alternatives process.





Source: The Company's 2Q24 net leverage ratio was 5.5x based on its financial results released May 9, 2024. In reality there was an error in the calculation and the actual net leverage ratio should have been 5.2x if properly calculated. Regardless, either figure would have breached the original covenant terms, however, it did not result in a default under the credit agreement, as a Second Amendment to the original credit agreement was executed February 12, 2024. The Second Amendment Terms had covenant ratios of 6.0x for 2Q24 and 3Q24 and 5.5x for 4Q24. The Third Amendment was executed on December 30, 2024, providing for additional covenant relief beginning in 4Q24 of 6.75x with additional relief to maturity.

The Board Was Slow to Respond to Shareholders' Calls for a Sale

Despite overwhelming calls for a sale from large shareholders and multiple interested private equity sponsors, Forward Air waited months to announce a strategic alternatives process. Now, this process appears stalled, sending the stock back down to its post-Omni acquisition lows.

The Board's Inaction Has Destroyed More Value Over the Past 16 Months



5/28/24: A nearly 5% shareholder urges FWRD's Board to launch a strategic review to consider a range of options, including a sale.

THE WALL STREET JOURNAL.
Activist Investor Irenic Builds Stake in Forward Air

8/20/24: Ancora pushes FWRD to pursue a sale.

THE WALL STREET JOURNAL.
Activist Ancora Pushes Forward Air to Pursue Sale

10/7/24: A 3% shareholder calls for a strategic review.

Alta Fox Calls for Immediate Strategic Review at Forward Air Corporation

Today: Since the start of 2024, FWRD's stock has declined -69% back to its post-Omni transaction lows.

10/17/24: FWRD is said to be moving forward with a sale process, though no formal announcement is made.

FREIGHTWAVES
Forward Air retains investment bankers to sell company, sources say

1/6/25: FWRD finally announces a review of strategic alternatives.

Source: FactSet. Share price data is from January 2, 2024 through May 16, 2025.

We Believe the Board Is Slow-Walking the Ongoing Sale Process, Thereby Putting Shareholders at Risk

To avoid interfering with the sale process, Ancora chose not to nominate new director candidates for election to the Board this year. However, the Board has demonstrated an alarming lack of urgency in pursuing a sale — and the Company's stock has suffered for it. Shareholders must use the 2025 Annual Meeting to communicate that further delays will not be tolerated.

 **It took the Board three months after hiring bankers to even announce a formal sale process.** Since October, Forward Air's stock has declined by more than 52% as the Board has not reported any meaningful progress.[1]

 **The Board cannot ignore the feedback of its shareholder base, which has been vocal about the need for a transaction — especially in the absence of a standalone plan that will reverse the Company's value destruction.**

 Our due diligence has uncovered that the Company has not even contacted likely financial buyers to become part of the process. **It is our understanding that NDAs have only recently been distributed to potential suitors despite the process having been active for five months.**

 We have continued to share our view with the Board and management that the best risk-adjusted outcome for all shareholders is a sale of the Company. **But Forward Air appears to be running down the clock, reducing the chance of achieving a value-maximizing sale — and increasing the risk of further value destruction should a sale not materialize.**

> *Shareholders expect the Board to expedite the sale process and capitalize on expressions of interest — especially since Forward Air already has multiple private equity firms in its shareholder base.*

[1] On October 17, 2024, the date of the FreightWaves report, the Company's stock closed at $40.16. On May 16, 2025, the Company's stock closed at $19.17.

We Believe the Board Is Slow-Walking the Ongoing Sale Process, Thereby Putting Shareholders at Risk (Cont.)

We believe Forward Air has limited opportunity as a standalone public company – with its level of debt, remaining independent will likely mean additional dilution for the Company's equity holders.

Forward Air's High Debt Level Remains a Significant Drag on the Business

• Forward Air's balance sheet and leverage profile are acute concerns, with significantly greater debt than historical levels and industry norms.

• The Company has materially underperformed its deleveraging targets following the consummation of the Omni transaction, which has resulted in multiple covenant breaches that had to be rectified with material credit amendments.

• The longer inaction persists, the more likely it becomes that Forward Air encounters further distress and negative financial and operational outcomes.

   o This leaves shareholders in a precarious position, as we are the ones responsible for bearing the cost of the Board's inaction.

A Sale Can Help Unlock the Company's Full Potential

• We continue to believe that the private market is the best place for Forward Air to fix its balance sheet issues, improve operations and profitability, and serve customers and other stakeholders.

• We also expect a sale to deliver a meaningful premium relative to the Company's current share price, while eliminating further risk for long-suffering shareholders.

We Believe the Board's Flip-Flop Regarding the Applicability of the Tennessee Business Combination Act Was a Clear Entrenchment Maneuver

After choosing to opt out of the Tennessee Business Combination Act for years, the Board suddenly chose <u>not</u> to opt out in 2024 — just a week after a private equity firm reported a 13.8% stake in Forward Air — without disclosing why.

In each of its Form 10-Ks since 2020, Forward Air included disclosure in the "Description of Capital Stock" attached as Exhibit 4.2 stating that it <u>opted out</u> of the Tennessee Business Combination Act.

Tennessee Anti-Takeover Statutes

Under the Tennessee Business Combination Act and subject to certain exceptions, corporations that have elected to be subject to the Tennessee Business Combination Act may not engage in any "business combination" with an "interested shareholder" for a period of five years after the date on which the person became an interested shareholder unless the "business combination" or the transaction which resulted in the shareholder becoming an "interested shareholder" is approved by the corporation's board of directors prior to the date the "interested shareholder" attained that status.

We have elected to not be subject to the Tennessee Business Combination Act. We can give no assurance that we will or will not elect, through a charter or bylaw amendment, to be governed by the Tennessee Business Combination Act in the future.

Forward Air Form 10-K Exhibit 4.2 for the year ended December 31, 2019. Filed on February 24, 2020.

Source: Forward Air filings.

In 2024, after filing its 10-K on 3/15/24 (including an Exhibit 4.2 that stated it <u>had opted out</u> of the Act), the Company filed a 10-K/A two months later, on 5/17/24, attaching a new Exhibit 4.2 which claimed that Forward Air had <u>not opted out</u> of the Act.

We have elected to not be subject to the Tennessee Business Combination Act. We can give no assurance that we will or will not elect, through a charter or bylaw amendment, to be governed by the Tennessee Business Combination Act in the future.

Forward Air Form 10-K Exhibit 4.2 for the year ended December 31, 2023. Filed on March 15, 2024.

A corporation incorporated under the laws of the State of Tennessee, as we are, may elect to opt out of being subject to the Tennessee Business Combination Act. We have not elected to opt out of being subject to the Tennessee Business Combination Act. We can give no assurance that we will or will not elect, through a charter or bylaw amendment, to opt out of being governed by the Tennessee Business Combination Act in the future.

Forward Air Form 10-K/A Exhibit 4.2 for the year ended December 31, 2023. Filed on May 17, 2024.

If the Board's decision did not stem from a focus on self-preservation and prolonging a standalone existence for Forward Air, then the directors are just lacking the competence and knowledge to serve as fiduciaries.

The Targeted Directors Appear to Be Trying to Buy Themselves Another Year

❌ After eschewing the will of shareholders by slow-walking an already overdue sale process, the Board now claims that it must improve its governance practices by reincorporating in Delaware.

❌ We believe the proposed Delaware reincorporation cannot paper over the Board's past actions.

❌ The Board has not disclosed why it determined not to opt out of the Tennessee Business Combination Act, after consistently opting out in previous years.

❌ Although the strategic review can proceed with other interested parties, it took five months for the Board to send NDAs to potential acquirers (which it coincidentally disclosed <u>after</u> we announced our intent to vote against the legacy directors) even though the Tennessee Business Combination Act only applies to Clearlake Capital Group ("Clearlake").

❌ If truly necessary, the belated Delaware reincorporation plan is further evidence that the Board continues to be two steps behind and is not working proactively to maximize value for shareholders. These directors only take action when their backs are against the wall.

The Board Chose Not to Strengthen Shareholders' Rights With its Proposed Delaware Reincorporation

Instead of using the proposed Delaware reincorporation as an opportunity to improve the Company's governance practices, the Board opted to maintain onerous provisions and weaken shareholders' ability to call a special meeting.

 **The Board is maintaining its restriction on shareholders' ability to act by written consent, which it says must be <u>unanimous</u>.** Unanimous written consent is functionally equivalent to not even having the ability to act by written consent.

 **The Board has weakened shareholders' special meeting right by limiting the time of year during which a special meeting can be called.**

A special meeting cannot be requested within a period beginning 90 days before the anniversary of last year's annual meeting and ending on the date of this year's annual meeting, creating a wide swathe of time during which shareholders cannot call a special meeting.

This limitation on timing is new and was not previously present in the Company's governing documents.

 **The Board is maintaining onerous provisions involving the process by which a shareholder can request a special meeting.**

A record holder needs to submit a request that the Board set a record date for determining who is eligible to call a special meeting – this request alone must include a tremendous amount of disclosure equivalent to advance notice provisions for director elections.

Only once a valid record date request is submitted and a record date is set can 10%+ of the shareholders submit a request to actually call a special meeting (which also involves extensive disclosure).

 **The Board declined to give shareholders the right to change the size of the Board.**

Doing so would have provided shareholders with additional flexibility to elect directors to represent their interests, limiting the ability of the existing Board to entrench itself. Instead, the Board has kept this unfavorable provision in place.

Source: Forward Air proxy statement.

We Believe the Board and Management Have Failed to Address the Following Key Questions

1 How could the Board possibly determine in May 2024, just a week after a potential friendly acquirer filed a Schedule 13G disclosing holdings of more than 10% of the Company's shares, that the Tennessee Business Combination Act suddenly applied to Forward Air?

2 If the Company needed to reincorporate in Delaware to ensure a comprehensive strategic review, then why didn't the Board move quickly to call a special meeting months ago for the purpose of reincorporating or hold its 2025 Annual Meeting in a more timely manner? We note that, historically, Forward Air has held its Annual Meetings in early May.

3 Why did the Board wait several months to announce a strategic review, despite vocal suggestions to explore a sale from approximately 25% of the shareholder base?

4 Why did Forward Air wait several months to announce a strategic review, even though the Company's share price appreciation clearly reflected shareholders' enthusiasm for a sale?

5 How can Mr. Mayes, Mr. Polit and Ms. Tucker be trusted to evaluate sale options after they bet the house on the enormously value-destructive acquisition of Omni?

6 Why should shareholders entrust these three individuals to determine fair value for the Company after approving the value-destructive Omni transaction?

> *We believe the targeted directors cannot be trusted to act in shareholders' best interest. We call on the Board to immediately engage with all potential buyers, including Clearlake, instead of prolonging the sale process.*

Source: Forward Air filings.

Shareholders Should Vote "<u>AGAINST</u>" the Targeted Directors to Send a Message That Change Is Needed Today

We believe shareholders will be better off by removing legacy Board members George S. Mayes, Jr., Javier Polit and Laurie A. Tucker, who continue to impede on what is best for shareholders by botching the Company's overdue strategic review and rolling out cosmetic, self-serving actions to try to buy themselves another year.



George S. Mayes, Jr. (Chair)

- **FWRD Board Tenure:** 4 years
- **TSR During Tenure:** -78.8%
- **Committee(s):** Compensation (Chair), Executive, and Corporate Governance and Nominating
- FWRD's Executive Committee met <u>zero</u> times in 2024
- Received $306K in 2024 ($176,250 cash and $130,000 in stock awards) despite value destruction
- Has overseen **9.7**% TSR (vs. the S&P 500 of 322.7%) during his nearly 13 years on the board of Stoneridge, Inc. (NYSE: SRI)



Javier Polit

- **FWRD Board Tenure:** 4 years
- **TSR During Tenure:** -78.8%
- **Committee(s):** Audit
- No other public company board experience outside of FWRD
- The Company did not file its 2023 10-K, 1Q24 10-Q or 2024 10-K in a timely manner while Mr. Polit — a supposed "financial expert" — was on the Audit Committee



Laurie A. Tucker

- **FWRD Board Tenure:** 6 years
- **TSR During Tenure:** -69.1%
- **Committee(s):** Corporate Governance and Nominating (Chair) and Executive
- In 2024, the Corporate Governance and Nominating Committee (which Ms. Tucker chairs) recommended an additional annual cash retainer of $125,000 for Mr. Mayes
- Has overseen TSR of -74.0% during her 10 years on the board of Bread Financial Holdings, Inc. (NYSE: BFH)

We intend to vote "<u>AGAINST</u>" George S. Mayes, Jr., Javier Polit and Laurie A. Tucker at the 2025 Annual Meeting to hold them accountable for their missteps and to send a message to the Board that shareholders will not tolerate more episodes of avoidable value destruction at Forward Air.

Source: Forward Air's 2025 proxy statement. Total returns as of May 16, 2025.

Why We Believe Forward Air Is an Attractive Acquisition Target Right Now

Forward Air Represents an Opportunity to Own the Premier Expedited LTL Carrier

- Historically, Forward Air was an asset-light transportation and logistics company, principally focused on providing premium services to the North American deferred air freight and expedited LTL market through its core expedited LTL business, which we consider the "crown jewel" asset of the Company.

- With the addition of Omni, Forward Air has bolstered its offering to include direct freight forwarding services for shippers.

- Forward Air has many characteristics of high-quality businesses that Ancora seeks with its investments:



- ✓ Premium Product Offerings
- ✓ High-Quality Service
- ✓ Asset-Light Business
- ✓ High Historical Margins & Returns
- ✓ Durable Free Cash Flow

LTM Revenue ($M)



9.1%
41.6%
49.4%

■ Expedited LTL ■ Omni ■ Intermodal

LTM EBITDA ($M)



15.5%
42.6%
41.8%

■ Expedited LTL ■ Omni ■ Intermodal

Forward Air has one of the largest linehaul networks in North America with locations adjacent to every major airport and key facilities at major trade gateways.

Source: Forward Air filings.

Why Forward Air Is a Good Opportunity

Reason #1: Undemanding Valuation



- FWRD shares trade at 8.6x NTM EBITDA estimates.

- Ten-year average forward EBITDA multiple is 10.8x, reflecting a ~20% discount.

Reason #2: Valuable Network Coverage



- National footprint throughout the U.S. with +250 facilities, including +**40 bonded warehouses**.

Reason #3: Growing Market Opportunity

- Traditionally, Forward Air served as a wholesaler to its freight forwarding and cargo airline customers.

- Following the acquisition of Omni, Forward Air has direct access to shippers. This serves as a material growth opportunity for the Company.

Source: FactSet, Forward Air presentation dated November 14, 2023. Valuation data is from April 21, 2010 through May 16, 2025.

Why Forward Air Is a Good Opportunity (Cont.)

Reason #4: Latent Pricing Opportunity



- From FY 2015 to FY 2024, LTL peers have grown their revenue per hundredweight (ex. fuel impacts) by 6.2% on average annual basis.

- Forward Air has cumulatively underpriced its revenue per hundredweight by ~32%.

Reason #5: Margin Improvement Opportunity



- Historically, Forward Air's expedited LTL business exhibited an operating ratio in the mid-80s despite an underutilized network and suboptimal pricing strategy.

- We believe that the right leadership team with the right strategy can produce a low 80s operating ratio.

Source: Peer company filings, Forward Air filings.

Why Forward Air Is a Good Opportunity (Cont.)

Reason #6: An Optimized Forward Air Has Compelling Financial Economics

Operating Ratio	Revenue				
		5.0%	*7.5%*	*10.0%*	*12.5%*
	$1,091	**$1,146**	**$1,173**	**$1,200**	**$1,227**
94.0%	$65	$69	$70	$72	$74
93.0%	$76	$80	$82	$84	$86
92.0%	$87	$92	$94	$96	$98
91.0%	$98	$103	$106	$108	$110
90.0%	$109	$115	$117	$120	$123
89.0%	$120	$126	$129	$132	$135
88.0%	$131	$137	$141	$144	$147
87.0%	$142	$149	$152	$156	$160
86.0%	$153	$160	$164	$168	$172
85.0%	$164	$172	$176	$180	$184

- By utilizing the Company's network, leveraging new shipping partners, effectively pricing its premium offerings and densifying the network on a recapitalized balance sheet, potential suitors have an opportunity to more than 2.5x operating income at modest assumed growth rates and historical operating ratio levels.

Source: Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information. Revenue growth based on total revenue growth from current levels. Figures within table represent absolute levels of operating income $s (or "EBIT") at assumed levels of revenue growth and operating margins.

The Value Creation Opportunity: Significant Upside for Shareholders in a Sale

Our analysis suggests that a sale to one of the many well-capitalized buyers likely to engage in a process would deliver a meaningful premium relative to where Forward Air's shares have traded over the last 12 months, while eliminating further risk for shareholders.

• Publicly traded LTL and asset-light peers on average trade for 12.8x and 14.5x.

• Comparable M&A transactions range from 12x to 20x for asset-light peers and 12x to 15x for LTL peers.

LTL Peers

Company	Ticker	Stock Price	Market Cap	Enterprise Value	P/E FY1	P/E FY2	EV / EBITDA FY1	EV / EBITDA FY2	EBITDA Margin	EBITDA Growth	Consolidated OR 2025E	Consolidated OR 2026E
Old Dominion Freight Line, Inc.	ODFL	$171.28	$35,911	$36,528	33.3x	28.5x	20.2x	17.9x	31.8%	13.0%	73.4%	74.4%
Saia, Inc.	SAIA	$285.10	$7,450	$8,039	30.2x	22.8x	13.5x	11.2x	18.2%	20.7%	85.0%	88.6%
XPO, Inc.	XPO	$128.10	$14,806	$19,271	34.7x	27.2x	15.2x	13.5x	15.7%	12.8%	91.8%	90.6%
Average			$19,389	$21,279	32.7x	26.2x	16.3x	14.2x	21.9%	15.5%	83.4%	84.5%
Median			$14,806	$19,271	33.3x	27.2x	15.2x	13.5x	18.2%	13.0%	85.0%	88.6%
Forward Air Corporation	FWRD	$19.17	$574	$2,687	-17.9x	119.8x	9.1x	7.9x	11.5%	14.5%	96.1%	94.8%

Asset-Light Peers

Company	Ticker	Stock Price	Market Cap	Enterprise Value	P/E FY1	P/E FY2	EV / EBITDA FY1	EV / EBITDA FY2	EBITDA Margin	EBITDA Growth
C.H. Robinson Worldwide, Inc.	CHRW	$98.75	$11,639	$13,640	21.1x	18.1x	15.6x	14.0x	5.2%	12.1%
Expeditors International of Washington, Inc.	EXPD	$115.00	$15,649	$15,192	21.7x	21.3x	15.0x	14.9x	9.7%	0.4%
Landstar System, Inc.	LSTR	$144.59	$4,978	$4,771	29.5x	22.8x	17.3x	14.1x	5.6%	22.7%
RXO, Inc.	RXO	$17.07	$2,810	$3,537	105.5x	36.4x	24.0x	16.1x	2.4%	49.0%
Average			$8,769	$9,285	44.4x	24.6x	18.0x	14.8x	5.8%	21.1%
Median			$8,309	$9,205	25.6x	22.0x	16.5x	14.5x	5.4%	17.4%
Forward Air Corporation	FWRD	$19.17	$574	$2,687	-17.9x	119.8x	9.1x	7.9x	11.5%	14.5%

Hypothetical Transaction Detail				
Estimated Transaction Multiple	9.0x	10.0x	11.0x	12.0x
Street Consensus EBITDA (2025E)	$297	$297	$297	$297
Implied Transaction Enterprise Value	$2,673	$2,970	$3,267	$3,564
Less: Net Debt	$1,669	$1,669	$1,669	$1,669
Equity Value	$1,004	$1,301	$1,598	$1,895
Fully Diluted Shares	39.9	39.9	39.9	39.9
Implied Price per Share	$25.14	$32.58	$40.02	$47.45
Premium to Current (%)	31%	70%	109%	148%

Source: Street estimates for P/E, EBITDA and consolidated OR. Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

